FX Energy, Inc.
Ratio of Earnings to Fixed Charges

	Q1
	2012	2011	2010	2009	2008	2007
Earnings (thousands)	$14,680	$(26,357)	$1,178	$124	$(54,390)	$(11,306)
Fixed Charges (Interest)(thousands)	$(619)	$(2,167)	$(1,936)	$(654)	$(351)	$(385)

Ratio	23.73	(12.16)	0.61	0.19	(154.96)	(29.37)